Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Independence Realty Trust, Inc.:

We consent to the use of our reports dated February 18, 2021, with respect to the consolidated balance sheets of Independence Realty Trust, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

August 17, 2021